April 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE

Washington, D.C. 20549

Attn:   Patrick Fullem and Geoffrey Kruczek

White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

Re:	SES AI Corporation Registration Statement on Form S-1 Filed February 14, 2022 File No. 333-262726

Dear Messrs. Fullem and Kruczek:

On behalf of our client, SES AI Corporation, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 (“Registration Statement”), contained in the Staff’s letter dated April 5, 2022 (the “Comment Letter”).

The Company has revised the Registration Statement in response to the Comment Letter and is submitting via EDGAR concurrently with this letter its Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated financial and other information. For ease of reference, each of the comments contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1 filed February 14, 2022

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: The Company respectfully submits that the requested information is not required to be disclosed under Form S-1, Item 501 of Regulation S-K, other rules of the Commission or existing Staff guidance, and that this information is not material to investors. In addition, the Company notes that the disclosure of such information on the cover page (or elsewhere in the prospectus) is not customary in registration statements. Nevertheless, as indicated in the Company’s responses to Comments 4 and 8 below, the Company has added disclosure on pages vi, v and 36 of Amendment No. 1 to reflect the purchase price paid by the Sponsor for its shares and private placement warrants and notes that the price paid by the PIPE Investors is included on pages v, 40, 49, 76 and 105 of Amendment No. 1.

United States Securities and Exchange Commission

April 12, 2022

2.

Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company has revised the disclosure on the cover page and pages 5, 35, 38 and 69 of Amendment No. 1 to clarify that the Company’s warrants are not currently in the money and that the Company does not expect the warrantholders to exercise their warrants if such warrants are not in the money, and has updated the discussions on the Company’s liquidity and ability to fund its operations on pages 69, 71 and 76-77 of Amendment No. 1 accordingly.

3.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: The Company has revised the disclosure on the cover page and pages 3, 36 and 69 of Amendment No. 1 to highlight the negative impact sales of shares under the Registration Statement could have on the public trading price of the Company’s Class A common stock.

Risk Factors, page 7

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company has revised a related risk factor on page 36 of Amendment No. 1 to highlight the negative pressure potential sales of shares pursuant under the Registration Statement could have on the public trading price of the Company’s Class A common stock. The Company has included disclosure in the risk factor reflecting the purchase price paid by the Sponsor for its shares and private placement warrants and that the Sponsor may have an incentive to sell because of the lower price paid by it for such securities than public investors. The Company notes that as disclosed on pages v, 40, 49, 76 and 105 of Amendment No. 1, the PIPE Investors paid $10 per share, which is higher than the current trading price of the Company’s Class A common stock. The Company respectfully advises that it has not provided the prices that the other Selling Securityholders paid for their securities because the Company does not believe that such information is required to be disclosed under Form S-1, Regulation S-K, other rules of the Commission or existing Staff guidance, or that this information is material to investors. In addition, the Company notes that disclosure of such information is not customary in registration statements.

United States Securities and Exchange Commission

April 12, 2022

Management’s Discussion and Analysis

Overview, page 70

5.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company has revised the disclosure on page 69 of that Amendment No. 1 to reflect the fact that the offering under the Registration Statement involves the potential sale of a substantial portion of shares for resale, and that such sales could impact the market price of the Company’s Class A common stock.

Management’s Discussion and Analysis

Capital Needs, page 72

6.

Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows. You state “Following the Business Combination and assuming... no redemption at closing...” This statement should be updated given that the Business Combination has been completed. Likewise, your disclosure on page 79 refers to the Business Combination and redemptions as if they have not yet occurred and your disclosure on page 36 refers to future resales. We also note the topics in the letter to shareholders dated March 15, 2022.

Response: The Company has revised the disclosure throughout Amendment No. 1 to reflect the closing of the Business Combination, and the Company has updated the disclosure on pages 10, 66, 71 and 76 to reflect certain information included in the letter to shareholders dated March 15, 2022.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 78

7.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company has added a “Recent Developments” section on page 68 of Amendment No. 1 and also updated the disclosure on pages 71 and 76-77 of Amendment No. 1 to address the changes in the Company’s liquidity position since the Business Combination. The Company has also included disclosure in the “Recent Developments” section regarding the effect that the offering of the Class A common stock under the Registration Statement may have on the Company’s ability to raise additional capital.

United States Securities and Exchange Commission

April 12, 2022

General

8.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares and/or warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: As indicated in the Company’s response to Comment 4 above, the Company has updated the risk factor on page 36 (and also added several cross references to such risk factor throughout the prospectus) of Amendment No. 1 to address the difference in the rate of return the Sponsor will earn compared to the public securityholders. The Company has also revised the disclosure on pages iv and v of Amendment No. 1 and in the updated risk factor to provide the price the Sponsor paid for its shares and private placement warrants. The Company has also revised the disclosure on page v of Amendment No. 1 to provide the purchase price paid by the PIPE Investors and notes that such price is already disclosed on pages 40, 49, 76 and 105 of Amendment No. 1. As discussed in the responses above, the Company has not provided the price that the other Selling Securityholders paid for their securities because the Company does not believe that this information is required to be disclosed under Form S-1, Regulation S-K, the other rules of the Commission or existing Staff guidance, or that this information is material to investors. The Company does not believe that the fact that it was formerly a SPAC alters this conclusion. In addition, the disclosure of such information is not customary in registration statements.

* * *

Please do not hesitate to contact either Joel Rubinstein at (212) 819-7642, Jonathan Rochwarger at (212) 819-7643 or Sarah Ross at (212) 819-7637 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Jing Nealis, SES AI Corporation
Joanne Ban, SES AI Corporation

4